November 21, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 25, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 6, 2013 (the “SEC Comment Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  After receiving the SEC Comment Letter, the Company has decided to change the structure of the offering to units consisting of preferred stock and warrants to purchase common stock.  Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the change in offering structure.  To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from Amendment No. 1 to the Registration Statement which was filed with the Commission on October 25, 2013.

The changes made in the Amendment are principally to reflect the changes in the offering structure and to update information since the filing of the Registration Statement.  The numbered responses set forth below contain each of the Staff’s comments in total (other than the Staff’s first comment to which the Company previously responded by letter dated November 12, 2013) set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the Amendment.  Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Fee Table

Comment No. 2:

2.                                   We note your response to prior comment 2. Please show us in your response letter your calculations supporting the “Proposed maximum aggregate offering price” disclosed in the revised fee table.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 21, 2013

Response to Comment No. 2:

In connection with the new offering structure set forth in the Amendment, the Company has revised the fee table in the Amendment to reflect the calculations supporting the “Proposed maximum aggregate offering price” disclosed therein.

Use of Proceeds, page 20

Comment No. 3:

3.                                      Please discuss separately in this section the proceeds from the sale of the units and the proceeds from the exercise of the warrants.

Response to Comment No. 3:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on page 22 of the Amendment, based upon an assumed warrant exercise price and an assumption that the warrants would be exercised.

Warrants to Purchase Common Stock, page 46

Comment No. 4:

4.                                      Please clarify whether the “pre-funded” amount will be returned to the purchaser or holder of the warrants if the pre-funded warrants expire and are not exercised. If not, please tell us why you believe it is appropriate to disclose that the warrants are “pre-funded.” Also, clarify how the pre-funding feature affects the cashless exercise provisions of the warrants. Will a holder of a pre-funded warrant and a Class A warrant receive the same number of shares for each warrant upon cashless exercise?

Response to Comment No. 4:

Because of the new offering structure set forth in the Amendment, the Company does not believe that this Comment is still applicable.

Comment No. 5:

5.                                      We note your revisions in response to prior comment 6; however, from your revised language read together with the second sentence of the first paragraph in this section, it remains unclear whether you are intending to limit or qualify the first sentence of that paragraph and, if so, how your disclosure satisfies the requirements of Regulation S-K Item 202(c)(5). Please revise as appropriate.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 21, 2013

Response to Comment No. 5:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on page 51 of the Amendment.

Comment No. 6:

6.                                      Please note that we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions provided in response to comments or in your disclosure, including your statements regarding affiliate status in the carryover paragraph at the top of page 47. We remind you of the acknowledgements that must accompany any request for acceleration of the effective date of this registration statement as indicated at the end of this letter.

Response to Comment No. 6:

Because of the new offering structure set forth in the Amendment, and more specifically because the Company is no longer offering “pre-funded” warrants, the Company does not believe that this Comment is still applicable.

Comment No. 7:

7.                                      Please revise your disclosure regarding Section 13(d) of the Securities Exchange Act of 1934 to emphasize that purchasers of warrants with “beneficial ownership blockers” are and will remain responsible for ensuring their own compliance with Regulation 13D-G, consistent with their individual facts and circumstances. Please also disclose the implications of the proviso to Rule 13d-3(d)(1)(i), which specifies that any person who acquires a pre-funded warrant with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock. Finally, while we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter in the future.

Response to Comment No. 7:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on pages 46 and 51 of the Amendment.

*   *   *

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 21, 2013

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

cc:                                Parker Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com